EXHIBIT 99.1

 News Release

Rosetta Genomics Announces $2.5 Million Private Placement

REHOVOT, Israel and PHILADELPHIA (November 30, 2010) – Rosetta Genomics, Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced it entered into a definitive agreement on November 29, 2010, to sell securities to institutional investors in a private placement for aggregate gross proceeds of approximately $2.5 million. The closing of the offering is expected to occur on or about December 1, 2010 and is subject to the satisfaction of customary closing conditions.

Under the terms of the offering, Rosetta will sell an aggregate of 2,500,000 ordinary shares at a price of $1.00 per share.  The purchasers will also receive warrants to purchase up to an aggregate of 1,250,000 ordinary shares at an exercise price of $1.30 per share (the “Series A Warrants”) and warrants to purchase up to an aggregate of 625,000 ordinary shares at an exercise price of $0.01 per share (the “Series B Warrants”).  Rosetta is required to file a resale registration statement on Form F-3 within 20 days following the closing that covers the resale by the purchasers of the shares and the shares issuable upon exercise of the Series A Warrants and Series B Warrants.

The Series A Warrants are exercisable immediately, have a term of five years, and the exercise price is subject to future adjustment for various events, such as stock splits or dilutive issuances.   The Series B Warrants will be automatically exercised on a cashless basis on the 33rd trading day following the effective date of the resale registration statement pursuant to a formula set forth in the Series B Warrant, but only in the event that 80% of the average of the volume weighted average price of the ordinary shares for the 10 days following the effective date of the resale registration statement is less than $1.00.

Rosetta Genomics intends to use the proceeds of the private placement for working capital purposes.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM), acted as the exclusive placement agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected closing of the private placement constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Anne Marie Fields
+972 73 222 0700	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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